                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               Winmark Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     908315
     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                 John L. Morgan
                               Winmark Corporation
                         4200 Dahlberg Drive, Suite 100
                          Minneapolis, Minnesota 55422
                                 (763) 520-8500
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 7, 2002
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 Pages

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                                  SCHEDULE 13D

-------------------------------                  -------------------------------
 CUSIP No.   908315                                Page  2  of  9  Pages
-------------------------------                  -------------------------------

----- --------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John L. Morgan
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [X]
                                                                         (b) [ ]

----- --------------------------------------------------------------------------
3     SEC USE ONLY

----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mr. Morgan is a citizen of the United States
------------- ------------------------------------------------------------------
   NUMBER OF          7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                766,000 (includes 140,000 shares purchasable upon
   OWNED BY                  exercise of options)
     EACH         --------- ----------------------------------------------------
  REPORTING           8      SHARED VOTING POWER
    PERSON
     WITH                    437,000
                  --------- ----------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             766,000 (includes 140,000 shares purchasable upon
                             exercise of options)
                  --------- ----------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             437,000
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,203,000 (includes 140,000 shares purchasable upon exercise of warrants and options)
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [X]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              20.5%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
------------- ------------------------------------------------------------------

SCHEDULE 13D

-------------------------------                  -------------------------------
 CUSIP No.   908315                                Page  3  of  9  Pages
-------------------------------                  -------------------------------

----- --------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Rush River Group LLC, a Minnesota limited liability company;
      FEIN:  41-1920090
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [X]
                                                                         (b) [ ]

----- --------------------------------------------------------------------------
3     SEC USE ONLY

----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      WC
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Rush River Group LLC is a Minnesota limited liability company
------------- ------------------------------------------------------------------
   NUMBER OF          7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                420,000
   OWNED BY       --------- ----------------------------------------------------
     EACH             8      SHARED VOTING POWER
  REPORTING
    PERSON                   0
     WITH         --------- ----------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             420,000
                  --------- ----------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             0
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              420,000
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [X]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.4
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              OO
------------- ------------------------------------------------------------------

SCHEDULE 13D

-------------------------------                  -------------------------------
 CUSIP No.   908315                                Page  4  of  9  Pages
-------------------------------                  -------------------------------

----- --------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kirk A. MacKenzie
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [X]
                                                                         (b) [ ]

----- --------------------------------------------------------------------------
3     SEC USE ONLY

----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mr. MacKenzie is a citizen of the United States
------------- ------------------------------------------------------------------
   NUMBER OF          7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                180,000 (includes 10,000 shares purchasable upon
   OWNED BY                  exercise of options)
     EACH         --------- ----------------------------------------------------
  REPORTING           8      SHARED VOTING POWER
    PERSON
     WITH                    420,000
                  --------- ----------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             180,000 (includes 10,000 shares purchasable upon
                             exercise of options)
                  --------- ----------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             420,000
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              600,000 (includes 10,000 shares purchasable upon exercise of warrants and options)
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [X]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.5%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
------------- ------------------------------------------------------------------

SCHEDULE 13D

-------------------------------                  -------------------------------
 CUSIP No.   908315                                Page  5  of  9  Pages
-------------------------------                  -------------------------------

----- --------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jack A. Norqual
----- --------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [X]
                                                                         (b) [ ]

----- --------------------------------------------------------------------------
3     SEC USE ONLY

----- --------------------------------------------------------------------------
4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF
----- --------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]

----- --------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Mr. Norqual is a citizen of the United States
------------- ------------------------------------------------------------------
   NUMBER OF          7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                119,300
   OWNED BY       --------- ----------------------------------------------------
     EACH             8      SHARED VOTING POWER
  REPORTING
    PERSON                   420,000
     WITH         --------- ----------------------------------------------------
                      9      SOLE DISPOSITIVE POWER

                             119,300
                  --------- ----------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             420,000
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              539,300
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES (SEE INSTRUCTIONS)                                      [X]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.4%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              IN
------------- ------------------------------------------------------------------

Item 1.  Security and Issuer.
         -------------------

         This Schedule 13D (the "Statement") relates to the Common Stock, no par value per share (the "Common Stock"), of Winmark Corporation, a Minnesota corporation (the "Company"). The principal executive office of the Company is located at 4200 Dahlberg Drive, Suite 100, Minneapolis, MN 55422-4837.

Item 2.  Identity and Background.
         -----------------------

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         From September 15, 2001 through October 7, 2002, John L. Morgan acquired 50,836 shares in the open market using personal funds in the total amount of approximately $224,950. Options for an additional 120,000 shares vested on March 22, 2002. Mr. Morgan exercised options for 50,000 shares on July 29, 2002 using personal funds of $250,000. Mr. Morgan also exercised options for 50,000 shares on August 2, 2002 using personal funds of $250,000.

         On May 3, 2002 options for 5,000 shares vested in Kirk A. MacKenzie's name.

         From September 15, 2001 through October 7, 2002, Jack A. Norqual acquired 49,300 shares using personal funds in the total amount of approximately $479,601.

Item 4.  Purpose of Transaction.
         ----------------------

         John L. Morgan, Kirk A. MacKenzie and Jack A. Norqual acquired shares of Common Stock that are the subject of this Schedule 13D/A for investment purposes and options to purchase shares of Common Stock have vested. The Reporting Persons may, individually or collectively, increase their investments in the Company through the acquisition of additional shares of Common Stock in the open market or otherwise, subject to availability at prices deemed favorable by them. Alternatively, they may decide to sell any or all of the shares of Common Stock beneficially owned by them in the open market or otherwise. The foregoing represents the range of activities presently contemplated by the Reporting Persons. Their plans, proposals and activities are subject to change at any time depending on, among other things, the actions of the Company's Board of Directors, the Company's performance and conditions in the public securities markets.

         Except as set forth above, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) Set forth below are the shares of Common Stock of the Company beneficially owned by each of the Reporting Persons and the percentage of the total outstanding shares as of the date of this filing. The foregoing percentage is based upon 5,717,197 shares of Common Stock outstanding on August 5, 2002, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2002.

                                                            Percentage of Total
Reporting Person                No. Shares Owned             Shares Outstanding
----------------                ----------------             ------------------

John L. Morgan                    1,203,000(1)(2)(3)               20.5%
Rush River Group LLC                420,000                         7.4%
Kirk A. MacKenzie                   600,000(1)(4)                  10.5%
Jack A. Norqual                     539,300(1)                      9.4%

----------------
(1)      Includes beneficial ownership of shares held by Rush River Group LLC.
(2) Includes 17,000 shares held by Sheila Morgan, his wife, for which he disclaims beneficial ownership.
(3)      Includes 140,000 shares purchasable upon exercise of options.
(4)      Includes 10,000 shares purchasable upon exercise of options.

         (b) With the exception of 17,000 shares held by Sheila Morgan, his wife, Mr. Morgan has the sole power to vote and dispose of the shares of Common Stock which he beneficially owns. Mr. Morgan also has shared voting and dispositive power, together with Messrs. MacKenzie and Norqual, over the shares of the Company beneficially owned by Rush River, due to their respective positions as members of the LLC. Rush River holds 420,000 shares of record and shares voting and dispositive power to vote or dispose of such shares with each of the other Reporting Persons. Each of Messrs. Morgan, MacKenzie and Norqual disclaim any beneficial ownership of the shares held by the other persons, any individually or in their respective capacities as members of Rush River. Mr. Morgan disclaims beneficial ownership with respect to the 17,000 shares held by Sheila Morgan, his wife.

         (c) Mr. MacKenzie beneficially owns vested options to acquire 10,000 shares of Common Stock.

         From September 15, 2001 through October 7, 2002, Mr. Norqual acquired 49,300 shares.

                                                           Purchase Price
         Trade Date            No. of Shares                  Per Share
         ----------            -------------                  ---------
           2/28/02                 1,000                       10.275
           3/11/02                 1,000                       10.05
           3/12/02                   500                        9.80
           3/12/02                 3,500                        9.95
           3/19/02                   200                        9.872
           3/19/02                 1,000                        9.78
           3/19/02                 1,800                        9.89
           3/21/02                   800                        9.80
           3/25/02                 5,000                        9.55
           3/26/02                   700                        9.05

           3/26/02                 1,000                        9.50
           3/27/02                 1,200                        9.57
           3/27/02                   300                        9.47
           3/27/02                   700                        9.50
           3/27/02                   800                        9.60
           3/27/02                 1,300                        9.75
           3/4/02                  1,000                       10.35
           4/2/02                  1,000                        9.70
           4/2/02                  7,000                        9.60
           4/3/02                  2,000                        9.60
           8/2/02                  1,100                        9.60
           8/2/02                  1,900                        9.50
           8/2/02                  2,000                        9.49
           8/2/02                  2,000                        9.80
           8/2/02                  3,000                        9.50
           9/16/02                 2,000                       10.05
           9/19/02                 4,500                       10.00
           9/20/02                   500                       10.00
           10/7/02                   500                       10.00

         On March 22, 2002, John L. Morgan held vested options to acquire 140,000 shares of Common Stock. He exercised options for 50,000 shares of Common Stock on July 29, 2002 and 50,000 shares of Common Stock on August 2, 2002, for a total of 100,000 shares of Common Stock. Mr. Morgan made the following open market purchases since the most recent filing on Schedule 13D/A:

                                                           Purchase Price
         Trade Date            No. of Shares                  Per Share
         ----------            -------------                  ---------
           11/15/01                4,900                        9.10
           11/19/01               12,600                        9.10
           11/27/01                  700                        9.10
           11/28/01                1,000                        9.15
           11/28/01                1,000                        9.20
            2/22/02                4,000                       10.10
            3/7/02                 2,000                       10.20
            3/8/02                 3,236                       10.05
            3/27/02                3,500                        9.80
            5/20/02                2,000                       11.83
            5/21/02                1,500                       11.86
            5/22/02                3,000                       11.84
            8/1/02                 1,000                        9.90
            8/2/02                 1,500                        9.49
            8/6/02                 1,300                        9.50

            8/6/02                   200                        9.79
            8/13/02                2,600                       10.00
            8/20/02                2,800                       10.00

Other than as described above, the Reporting Persons have not effected any transactions in the securities of the Company since the most recent filing on
Schedule 13D/A.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         No change.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         None.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 14, 2002

                                             /s/  John L. Morgan
                                             -----------------------------------
                                             John L. Morgan, individually



                                             Rush River Group LLC


                                             By:   /s/  John L Morgan
                                             -----------------------------------
                                                  John L. Morgan
                                                  Its:  Member


                                             /s/   Kirk A. MacKenzie
                                             -----------------------------------
                                             Kirk A. MacKenzie, individually

                                             /s/   Jack A. Norqual
                                             -----------------------------------
                                             Jack A. Norqual, individually